FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2002

Commission File Number 0-29382

  Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS

CORPORATION LTD.

Suite 1820 • 701 West Georgia St.

Vancouver, B.C. V7Y 1C6

Tel. (604) 687-6263

Listed on the TSE symbol: MFL

Fax (604) 687-6267

Traded on NASD OTC BB symbol: MNEFF

website: www.minefinders.com

NEWS RELEASE

December 19, 2002

Dolores Drill Intercepts Include 30.38 g/t Gold and 13,410 g/t Silver

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSE: MFL / NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO, is pleased to report additional, significant results from drilling on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Diamond core hole D02-158 encountered multiple zones of mineralization, including 42.4 meters (139.1 feet) averaging 1.26 g/t (0.037 oz/t) gold and 710.7 g/t (20.73 oz/t) silver. This zone contained the highest silver grades yet encountered on the property - 4.6 meters averaging 5.5 g/t (0.16 oz/t) gold and 6135.1 g/t (178.94 oz/t) silver, which included a 2 meter assay grading 8.71 g/t (0.25 oz/t) gold and 13,410.2 g/t (391.13 oz/t) silver. A second interval, further down the hole, cut 58 meters (190.3 feet) averaging 1.7 g/t (0.05 oz/t) gold and 16.2 g/t (0.47 oz/t) silver, including 19 meters (62.34 feet) averaging 3.42 g/t (0.10 oz/t) gold and 35.6 g/t (1.04 oz/t) silver, with a one meter interval assaying 30.38 g/t (0.886 oz/t) gold and 379.2 g/t (11.06 oz/t) silver. The angle hole was mineralized over 309 meters (1,014 feet) from 108 meters to 417 meters down hole  across a true width exceeding 200 meters and is consistent with other holes in this area of the main zone deposit.

Hole D02-158 was located on section 2700, approximately 75 meters south hole D02-155 (highlighted in news release December 2, 2002). The multiple zones of mineralization, with high-grade surrounded by lower grade, is typical of the habit of mineralization throughout the Dolores main zone deposit.

Multiple intercepts in hole reverse circulation hole D02-R180, located on section 2800 at the south end of the main zone deposit, included 9.14 meters (30 feet) averaging 2.3 g/t (0.067 oz/t) gold and 139.5 g/t (4.07 oz/t) silver, with 3.05 meters (10 feet) grading 6.12 g/t (0.178 oz/t) gold and 147.5 g/t (4.30 oz/t) silver.  Other intercepts in D02-R180 included 10.67 meters (35 feet) averaging 0.996 g/t (0.029 oz/t) gold and 158.6 g/t (4.65 oz/t) silver, with 4.57 meters (15 feet) grading 1.9 g/t (0.055 oz/t) gold and 293.7 g/t (8.57 oz/t) silver, and 16.76 meters (55 feet) grading 0.51 g/t (0.015 oz/t) gold and 164.5 g/t (4.8 oz/t) silver.  This area of the property has had only limited drilling and no holes had been previously drilled on section 2800 of the main zone deposit. Accordingly, hole D02-R180 is seen as important in the expansion of the present resource at Dolores.

Assays from diamond core hole D02-161, located 550 meters (1,804 feet) north of D02-158, continue to confirm and expand mineralization in the current open pit resource block model.  Hole D02-161 intercepted multiple zones of mineralization, including a 9.5 meter interval (31.2 feet) grading 0.22 g/t (0.006oz/t) gold and 119.2 g/t (3.48 oz/t) silver, a 6 meter interval (19.69 feet) grading 0.798 g/t (0.023 oz/t) gold and 107.7 g/t (3.14 oz/t) silver and a 22 meter interval (72.16 feet) averaging 2.07 g/t (0.06 oz/t) gold and 93.1 g/t (2.71 oz/t) silver.

Results are pending for  4,039 meters of core and 138 meters of reverse-circulation cuttings from drill holes presently at the lab.   An additional  3,264 meters of core from drill holes completed prior to the holiday break still have to be logged and split before being transported to the lab for analysis.  To date, the 2002 infill and step out drill program at Dolores, has completed 59 core holes totaling 18,200 meters and 32 RC holes totaling 6100 meters.  Most of the drilling completed thus far in the current program has been directed to infill the main zone deposit for the final feasibility study. Only six holes completed to date have been step out holes, including three holes on the previously untested south and west flank of the central dome and three holes on the core shed anomaly.  Results are pending for four of these holes, including the two holes on the south end of the west flank target.

Drilling will recommence on or about the week of January 13, 2003, following the holiday break.  The next phase of drilling will be focused primarily on step out drilling to test new targets on the Dolores property.  Although additional infill and deeper drilling in the main resource area is needed, most of the main zone deposit has now been drilled off on 25 meter centers.

Metallurgical samples have been selected and shipped to several labs for comprehensive test work in the coming months.  Individual composites are made up from multiple drill intercepts in different holes with a minimum of 80 meters of core (700 pounds) comprising each composite.  In addition to pulp-agglomeration column leach test work (approximately 20 to 24 columns), a SAG mill grind and agitated leach test will be completed, as a possible alternative to a heap leach operation.

A revised resource model will be prepared from the results of the 2002 drilling program for final mine modeling and engineering studies, expected to commence in the first quarter of 2003.  Minefinders will seek bids for engineering and resource modeling in January.

A bypass road around the Dolores deposit has been permitted and planned through a cooperative effort between Compañia Minera Dolores, S.A. de C.V. (a wholly owned subsidiary of Minefinders Corporation Ltd.) and various government entities, including the Ministry of Communications and Public Works, and the Ministry of Mines of the State of Chihuahua, Mexico.

The road, on which construction has begun, will consist of six kilometers of bypass that will provide an unimpeded access route around the planned mine site. Preparatory surveys for the road indicate that it will be superior to the one currently in use and can be constructed with a minimum of effort.   The Company will provide the operators, fuel, and heavy equipment necessary for construction of the road All reporting, inspection, permitting, and environmental requirements will be borne by the state.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada.  Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing.  Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling.  Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

BRITISH COLUMBIA

ALBERTA

ONTARIO

QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.

Reporting Issuer

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2.

Date of Material Change

December 19, 2002 (being the date of the news release).

Item 3.

Press Release

The Press Release dated December 19, 2002 was forwarded to the Toronto Stock Exchange and disseminated via CCN Mathews (Canadian and U.S. Timely Disclosure) and Canada Stockwatch.

A copy of the Press Release is attached as Schedule ”A”.

Item 4.

Summary of Material Change

Minefinders Corporation Ltd. announced additional, significant results from drilling on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Item 5.

Full Description of Material Change

For a full description of the material change, see Schedule ”A”.

Item 6.

Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
1820 - 701 West Georgia Street
Vancouver, B.C.  V7Y 1C6
(604) 687-6263

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 19th day of December, 2002.

MINEFINDERS CORPORATION LTD.

Per:

/S/”Paul C. MacNeill”

Paul C. MacNeill

Director

MINEFINDERS

CORPORATION LTD.

Suite 1820 • 701 West Georgia St.

Vancouver, B.C. V7Y 1C6

Tel. (604) 687-6263

Listed on the TSE symbol: MFL

Fax (604) 687-6267

Traded on NASD OTC BB symbol: MNEFF

website: www.minefinders.com

NEWS RELEASE

December 19, 2002

Dolores Drill Intercepts Include 30.38 g/t Gold and 13,410 g/t Silver

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSE: MFL / NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO, is pleased to report additional, significant results from drilling on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Diamond core hole D02-158 encountered multiple zones of mineralization, including 42.4 meters (139.1 feet) averaging 1.26 g/t (0.037 oz/t) gold and 710.7 g/t (20.73 oz/t) silver. This zone contained the highest silver grades yet encountered on the property - 4.6 meters averaging 5.5 g/t (0.16 oz/t) gold and 6135.1 g/t (178.94 oz/t) silver, which included a 2 meter assay grading 8.71 g/t (0.25 oz/t) gold and 13,410.2 g/t (391.13 oz/t) silver. A second interval, further down the hole, cut 58 meters (190.3 feet) averaging 1.7 g/t (0.05 oz/t) gold and 16.2 g/t (0.47 oz/t) silver, including 19 meters (62.34 feet) averaging 3.42 g/t (0.10 oz/t) gold and 35.6 g/t (1.04 oz/t) silver, with a one meter interval assaying 30.38 g/t (0.886 oz/t) gold and 379.2 g/t (11.06 oz/t) silver. The angle hole was mineralized over 309 meters (1,014 feet) from 108 meters to 417 meters down hole  across a true width exceeding 200 meters and is consistent with other holes in this area of the main zone deposit.

Hole D02-158 was located on section 2700, approximately 75 meters south hole D02-155 (highlighted in news release December 2, 2002). The multiple zones of mineralization, with high-grade surrounded by lower grade, is typical of the habit of mineralization throughout the Dolores main zone deposit.

Multiple intercepts in hole reverse circulation hole D02-R180, located on section 2800 at the south end of the main zone deposit, included 9.14 meters (30 feet) averaging 2.3 g/t (0.067 oz/t) gold and 139.5 g/t (4.07 oz/t) silver, with 3.05 meters (10 feet) grading 6.12 g/t (0.178 oz/t) gold and 147.5 g/t (4.30 oz/t) silver.  Other intercepts in D02-R180 included 10.67 meters (35 feet) averaging 0.996 g/t (0.029 oz/t) gold and 158.6 g/t (4.65 oz/t) silver, with 4.57 meters (15 feet) grading 1.9 g/t (0.055 oz/t) gold and 293.7 g/t (8.57 oz/t) silver, and 16.76 meters (55 feet) grading 0.51 g/t (0.015 oz/t) gold and 164.5 g/t (4.8 oz/t) silver.  This area of the property has had only limited drilling and no holes had been previously drilled on section 2800 of the main zone deposit. Accordingly, hole D02-R180 is seen as important in the expansion of the present resource at Dolores.

Assays from diamond core hole D02-161, located 550 meters (1,804 feet) north of D02-158, continue to confirm and expand mineralization in the current open pit resource block model.  Hole D02-161 intercepted multiple zones of mineralization, including a 9.5 meter interval (31.2 feet) grading 0.22 g/t (0.006oz/t) gold and 119.2 g/t (3.48 oz/t) silver, a 6 meter interval (19.69 feet) grading 0.798 g/t (0.023 oz/t) gold and 107.7 g/t (3.14 oz/t) silver and a 22 meter interval (72.16 feet) averaging 2.07 g/t (0.06 oz/t) gold and 93.1 g/t (2.71 oz/t) silver.

Results are pending for  4,039 meters of core and 138 meters of reverse-circulation cuttings from drill holes presently at the lab.   An additional  3,264 meters of core from drill holes completed prior to the holiday break still have to be logged and split before being transported to the lab for analysis.  To date, the 2002 infill and step out drill program at Dolores, has completed 59 core holes totaling 18,200 meters and 32 RC holes totaling 6100 meters.  Most of the drilling completed thus far in the current program has been directed to infill the main zone deposit for the final feasibility study. Only six holes completed to date have been step out holes, including three holes on the previously untested south and west flank of the central dome and three holes on the core shed anomaly.  Results are pending for four of these holes, including the two holes on the south end of the west flank target.

Drilling will recommence on or about the week of January 13, 2003, following the holiday break.  The next phase of drilling will be focused primarily on step out drilling to test new targets on the Dolores property.  Although additional infill and deeper drilling in the main resource area is needed, most of the main zone deposit has now been drilled off on 25 meter centers.

Metallurgical samples have been selected and shipped to several labs for comprehensive test work in the coming months.  Individual composites are made up from multiple drill intercepts in different holes with a minimum of 80 meters of core (700 pounds) comprising each composite.  In addition to pulp-agglomeration column leach test work (approximately 20 to 24 columns), a SAG mill grind and agitated leach test will be completed, as a possible alternative to a heap leach operation.

A revised resource model will be prepared from the results of the 2002 drilling program for final mine modeling and engineering studies, expected to commence in the first quarter of 2003.  Minefinders will seek bids for engineering and resource modeling in January.

A bypass road around the Dolores deposit has been permitted and planned through a cooperative effort between Compañia Minera Dolores, S.A. de C.V. (a wholly owned subsidiary of Minefinders Corporation Ltd.) and various government entities, including the Ministry of Communications and Public Works, and the Ministry of Mines of the State of Chihuahua, Mexico.

The road, on which construction has begun, will consist of six kilometers of bypass that will provide an unimpeded access route around the planned mine site. Preparatory surveys for the road indicate that it will be superior to the one currently in use and can be constructed with a minimum of effort.   The Company will provide the operators, fuel, and heavy equipment necessary for construction of the road All reporting, inspection, permitting, and environmental requirements will be borne by the state.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada.  Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing.  Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling.  Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date

December 19, 2002

By:

/S/”Mark Bailey”

(Print)  Name:

Mark Bailey

Title:

President and Director